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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                          LEUCADIA NATIONAL CORPORATION
                                (Name of Issuer)

     COMMON SHARES, $1 PAR VALUE                       527288 5 10 4
   (Title of class of securities)                      (CUSIP number)

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               SEPTEMBER 24, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

NY2:\1464563\03\V#2B03!.DOC\76830.0146
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

----------------------------------------------------------------------              ------------------------------------------------
CUSP No.  527288 5 10 4                                                    13D
----------------------------------------------------------------------              ------------------------------------------------
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Ian M. Cumming

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [ ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           8,935,483
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         170,312
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      8,935,483
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    170,312

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        9,105,795

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [X]
                    See Item 5.
------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   12.7%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------


                                       2

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  527288 5 10 4                                                   13D
----------------------------------------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Joseph S. Steinberg

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [X]
                                                                                                                            (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [ ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           9,491,869
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         46,400
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      9,491,869
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    46,400

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        9,538,269

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [X]
                    See Item 5.
------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.3%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

                Item 1.   Security and Issuer.
                          -------------------

                This Statement constitutes Amendment No. 10 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the "Common Shares"), of Leucadia National Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the
Schedule 13D.

                Item 5.  Interest in Securities of the Issuer.
                         ------------------------------------

                (a)-(b) As of September 29, 2004, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

                Ian M. Cumming is the beneficial owner of 8,935,483 Common Shares. The 8,935,483 Common Shares represent approximately 12.5% of the 71,473,102 Common Shares outstanding as of September 29, 2004. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming may also be deemed to be the beneficial owner of an additional 170,312 Common Shares (.2%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee). The foregoing does not include an aggregate of 29,734 Common Shares (less than .1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

                Joseph S. Steinberg is the beneficial owner of 9,538,269 Common Shares The 9,538,269 Common Shares represent approximately 13.3% of the 71,473,102 Common Shares outstanding as of September 29, 2004. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg may also be deemed to be the beneficial owner of an additional 46,400 Common Shares (less than .1%) beneficially owned by his wife and daughter. The foregoing does not include an aggregate of 327,742 Common Shares (approximately .5%) beneficially owned by a trust for the benefit of Mr. Steinberg's children, of which Mr. Steinberg's wife is one of three trustees.

                Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

                Except as discussed above, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                (c) On September 24, 2004, Mr. Cumming sold in a private transaction warrants to purchase 241,000 Common Shares at a sale price of $31.05 per share. The warrants are subject to registration rights pursuant to the terms of the warrants. The form of warrant was filed as Exhibit 1 to Annex B to the Company's Proxy Statement dated April 9, 1999.

                On September 29, 2004, Mr. Cumming exercised warrants to purchase 54,000 Common Shares upon the payment to the Company of the exercise price of $23.95 per share. Also on that date, trusts for the benefit of Mr. Cummings' sons exercised warrants to purchase 50,000 Common Shares upon the payment to the Company of the exercise price of $23.95 per share. Mr. Cumming was deemed to be the beneficial owner of the warrants held by the trusts and is deemed to be the beneficial owner of the Common Shares issued upon exercise of those warrants.

                                    SIGNATURE
                                    ---------

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  September 29, 2004



                                                     By:  /s/ Ian M. Cumming
                                                         -----------------------
                                                          Ian M. Cumming

                                    SIGNATURE
                                    ---------

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  September 29, 2004




                                            By:  /s/ Joseph S. Steinberg
                                                 -------------------------------
                                                 Joseph S. Steinberg












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